UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of                    September                             , 2003
                ---------------------------------------------------------
                          Knightsbridge Tankers Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

               Form 20-F       X           Form 40-F
                          ----------                  ----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                  No     X
                          ----------         ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Second Quarter 2003 Report to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated August 22, 2003.

                          KNIGHTSBRIDGE TANKERS LIMITED





                               SECOND QUARTER 2003
                             REPORT TO SHAREHOLDERS

                                 KNIGHTSBRIDGE
                                TANKERS LIMITED


                                                        Bermuda, August 22, 2003

To the Shareholders of Knightsbridge Tankers Limited:

Enclosed is our report for the second quarter of 2003. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended June 30, 2003.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any Additional Hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel, the spot market related rate totaled $53,186 per day for the period April 1 through June 30, 2003. (The corresponding spot market related rate for the period April 1 through June 30, 2002 was determined to be $13,057).

Accordingly, on July 15, 2003, Shell International paid to the Company's vessel owning subsidiaries charter hire at the Base Rate of $10,041,395 plus Additional Hire of $9,380,735 for the period April 1 through June 30, 2003. (For the period April 1 through June 30, 2002, Shell International paid charter hire at the Base Rate of $10,041,395).

On July 15, 2003, the Board of Directors of the Company declared a distribution to shareholders of record as of July 25, 2003, payable on or about August 8, 2003, in the amount of $0.65 per share for the period April 1 through June 30, 2003. (For the period April 1 through June 30, 2002, the distribution was $0.45 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2004, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, by February 15, 2004, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 2003.

Please visit our website at www.knightsbridgetankers.com. We are pleased to answer any inquiries that shareholders may have. Our investor relations contacts are: Ola Lorentzon in Oslo, Norway (Tel: 47 23 11 40 00, Fax: 47 23 11 40 44) and Kate Blankenship in Hamilton, Bermuda (Tel: 441 295-0182, Fax: 441 295-3494). The NASDAQ National Market symbol for the Company's Common Shares is "VLCCF".


Very truly yours,

Ola Lorentzon
Chairman

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. The initial term expires in February 2004.

The Company has received notice that Shell International has chosen not to renew the charters for the vessels for an additional seven year term. Accordingly, the charters will expire by their terms on or about February 27, 2004, subject to the right of Shell International to extend the charters by up to 90 days by notice no later than November 27, 2003.

Under the current charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day.

Results of Operations - Six Months Ended June 30, 2003
------------------------------------------------------

Revenues
The Company's revenues consisted of charter hire of $42.5 million for the six months ending June 30, 2003 compared with $20.0 million for the first six months of 2002. This increase is due to the fact that additional hire in the amount of $22.5 million was paid in the first six months of 2003 while no additional was paid in the first six months of 2002.

Operating Expenses
The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd (the "Manager"), (ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.

Interest income and expense
Interest income of $19,555 was earned during the first six months of 2003 compared with $16,745 in the comparable period of 2003, an increase due to increased cash balances during the first six months of 2003.

The Company's borrowings under its primary credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the primary credit facility has effectively been fixed at approximately 7.14 %, which resulted in interest expenses of $4.4 million for the first six months of 2003.

On January 1, 2001 the Company adopted SFAS No. 133, "Accounting for Derivatives and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet at their fair value. As the interest rate swap is designated as part of a hedge transaction, changes in the fair value are recorded each period in other comprehensive income. At June 30, 2003 the interest rate swap had a negative value of $9.4 million. A separate statement for consolidated comprehensive income is included in the enclosed financial statements.

Liquidity and Capital Resources
Total shareholders' equity of the Company at June 30, 2003 was $211.4 million compared to $208.6 million at December 31, 2002. The increase was due to net income of $28.6 million for the period January 1 through June, 2003 less distributions to shareholders during the first half of 2003 of $28.0 million and the recording of the $2.2 million movement in the fair value of the swap in other comprehensive income/loss.

The Company's long-term debt as of June 30, 2003 and 2002, consists of $125.4 million borrowed under its credit facility. The balance of the credit facility matures in August 2004. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates
The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.

                          KNIGHTSBRIDGE TANKERS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                (in U.S. Dollars)


ASSETS

Current assets                                    June 30, 2003    Dec 31, 2002
--------------                                    -------------    ------------
                                                   (Unaudited)

Cash                                                   391,307          226,215
Charter hire receivable                             19,422,130       10,151,740
Prepaid expenses                                       114,377           16,384
                                                  ------------     ------------
Total current assets                                19,927,814       10,394,339

Vessels under capital lease, net                   328,204,622      337,001,052
Capitalized financing fees and expenses, net           243,566          429,338
                                                  ------------     ------------
TOTAL ASSETS                                       348,376,002      347,824,729
                                                  ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
-------------------

Accrued expenses and other current liabilities       2,187,572        2,197,824
                                                  ------------     ------------
Total current liabilities                            2,187,572        2,197,824

Credit facility                                    125,397,399      125,397,399
Interest rate swap agreement at fair value           9,392,379       11,590,392

Shareholders' equity
--------------------

Common shares, par value $0.01 per share:
Authorized and outstanding 17,100,000                  171,000          171,000
Contributed capital surplus account                220,058,506      220,058,506
Retained earnings                                      561,525                -
Accumulated other comprehensive income              (9,392,379)     (11,590,392)
                                                  ------------     ------------

Total shareholders' equity                         211,398,652      208,639,114
                                                  ------------     ------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                               348,376,002      347,824,729
                                                  ============     ============

                          KNIGHTSBRIDGE TANKERS LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                (in U.S. Dollars)

                                                   Jan 1, 2003       Jan 1, 2002
                                              to June 30, 2003  to June 30, 2002
                                              ----------------  ----------------
Charter hire revenue                                42,467,980       19,972,445

Operating expenses:
Depreciation of vessels under capital leases         8,796,430        8,796,430
Management fee                                         375,000          375,000
Administration expenses                                 51,272           27,220
                                                  ------------     ------------
                                                     9,222,702        9,198,650

Net operating income                                33,245,278       10,773,795


Interest income                                         19,555           16,745
Interest expense                                    (4,448,742)      (4,409,977)
Other financial costs                                 (210,566)        (210,430)
                                                  ------------     ------------
                                                    (4,639,753)      (4,603,662)

Net income                                          28,605,525        6,170,133
                                                  ============     ============


                          KNIGHTSBRIDGE TANKERS LIMITED
                  CONSOLIDATED COMPREHENSIVE INCOME (UNAUDITED)
                                (in U.S. Dollars)

                                                   Jan 1, 2003       Jan 1, 2002
                                              to June 30, 2003  to June 30, 2002
                                              ----------------  ----------------

Net income                                          28,605,525        6,170,133

Other comprehensive loss
Gain/(loss) on derivative cash flow hedging
 instrument                                          2,198,013         (556,014)
                                                  ------------     ------------
Comprehensive income                                30,803,538        5,614,119
                                                  ============     ============

                          KNIGHTSBRIDGE TANKERS LIMITED
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                (in U.S. Dollars)


                                                   Jan 1, 2003       Jan 1, 2002
                                              to June 30, 2003  to June 30, 2002
                                              ----------------  ----------------
Cash flows from operating activities
------------------------------------

Net income                                          28,605,525        6,170,133

Items to reconcile net income to net cash provided by operating activities:

Depreciation                                         8,796,430        8,796,430
Amortization of capitalized fees and expenses          185,772          185,772

Changes in operating assets and liabilities:

Charter hire receivable and prepaid expenses        (9,368,383)         420,232
Accrued expenses and other current liabilities         (10,252)         (19,894)
                                                  ------------     ------------
Net cash provided by operating activities           28,209,092       15,552,673


Cash flows from financing activities
------------------------------------

Distribution to shareholders                       (28,044,000)     (15,561,000)
                                                  ------------     ------------
Net cash used in financing activities              (28,044,000)     (15,561,000)


Net increase (decrease) in cash and cash
 equivalents                                           165,092           (8,327)
Cash and cash equivalents at beginning of period       226,215          278,268
                                                  ------------     ------------
Cash and cash equivalents at end of period             391,307          269,941
                                                  ============     ============

                          KNIGHTSBRIDGE TANKERS LIMITED
           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                                (in U.S. Dollars)

                                                                   Accumulated
                                    Contributed                          Other
                         Share  capital surplus      Retained    Comprehensive
                       Capital          Account      Earnings           Income             Total
Balance at
December 31, 2001      171,000      238,458,720             -       (9,552,504)      229,077,216

Net income                   -                -    12,550,786                -        12,550,786

Other comprehensive
loss                                                                (2,037,888)       (2,037,888)
Distribution
to shareholders              -      (18,400,214)  (12,550,786)               -       (30,951,000)
-------------------------------------------------------------------------------------------------

Balance at
December 31, 2002      171,000      220,058,506             -      (11,590,392)      208,639,114

Net income                   -                -    28,605,525                -        28,605,525

Other comprehensive
gain                                                                 2,198,013         2,198,013

Distribution
to shareholders              -                -   (28,044,000)               -       (28,044,000)
-------------------------------------------------------------------------------------------------

Balance at
June 30, 2003          171,000      220,058,506       561,525       (9,392,379)      211,398,652

==================================================================================================

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                        Knightsbridge Tankers Limited
                             ---------------------------------------------------
                                                 (Registrant)




Date  September 9, 2003    By              /s/ Kate Blankenship
    --------------------     ---------------------------------------------------
                                             Kate Blankenship
                                                Secretary

01655.0002 #427325